FEDERATED MANAGED POOL SERIES

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

January 28, 2015

Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED MANAGED POOL SERIES (the “Registrant”)

Federated International Dividend Strategy Portfolio (the “Fund”)

1933 Act File No. 333-128884

1940 Act File No. 811-21822

Dear Mr. Parachkevov:

The Registrant is filing this correspondence to respond to your additional comment received telephonically on January 27, 2015 on its Rule 485(a) Post-Effective Amendment No. 33 and Amendment No. 35, with respect to the Fund, submitted via EDGAR on November 19, 2014, and on its previous correspondence filing with respect thereto submitted via EDGAR on January 20, 2015. We believe that the response below is fully responsive to the staff’s comment and resolves any matters raised. We are aware that the staff prefers to establish a formal record of correspondence with registrants. Accordingly, please find the Fund’s formal response to your comment below.

1.	Concentration Policy: The Fund’s concentration policy states that the Fund will concentrate its investments “in one or more of the following industry groups: banks; telecommunication services; insurance; utilities; and energy.” The staff’s position is that the industry groups must be related economically. Please revise the concentration policy accordingly.

Response: Respectfully, the Fund and its counsel, K&L Gates LLP, believe that the Fund’s concentration policy is consistent with the Investment Company Act of 1940, as amended (“1940 Act”), published Securities and Exchange Commission (“Commission”) and staff guidance on concentration policies, relevant policy considerations and positions taken by other registrants, and, accordingly, the Fund declines to revise its concentration policy. As noted in our prior correspondence letter, the Fund is required, under Section 8(b)(1) of the 1940 Act (“Section 8(b)(1)”), to include a recital of its policy with respect to the extent to which the Fund reserves freedom of action to concentrate its investments in an industry or group of industries, and the Fund has done so in its current disclosure. The Fund’s disclosure relating to its concentration policy provides clarity to investors as to how the Fund’s assets will be invested and the associated risks of concentrating in those identified industries. Neither the Fund nor its counsel is aware of any law, regulation or written guidance from the Commission or the staff that requires the group of industries to be related economically or otherwise. The Fund complies with the requirements of Section 8(b)(1) because it specifies the industries in which the Fund can concentrate and has included related risk disclosure. This is consistent with the Section 8(b)(1), which requires a fund to disclose when it reserves the flexibility to concentrate “in a particular industry or group of industries” (i.e., more than one industry). This disclosure also is consistent with the policy behind Section 8(b)(1). The disclosure provides investors with information regarding the Fund’s investment parameters including enhanced levels of disclosure regarding the identified industries. We note that: (1) the group of industries in which the Fund will concentrate is related in that, historically, each of these industries has been comprised of issuers that have had dividend yields that are higher than dividend yields in other industries; and (2) the Fund’s concentration policy is consistent with its investment strategy, which is an international dividend strategy. Finally, this disclosure practice is also consistent with other registered funds that have similar policies, as noted in our prior correspondence letter.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact Alice Helscher at (724) 720-8835 or C. Todd Gibson at (412) 355-8315.

Very truly yours,

/s/ Alice Helscher

Alice Helscher

Senior Paralegal

/s/ K&L Gates LLP

C. Todd Gibson

Partner